SUB-ITEM 77C

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Investment
Grade Defined Opportunity Trust Inc. was held on April 1, 2016, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors

Nominees

			Votes For                 Votes Withheld
Carol L. Colman         9,450,982                        168,330
Daniel P. Cronin        9,464,253                        155,059
Paolo M. Cucchi         9,422,856                        196,456
Jane Trust              9,449,379                        169,933

At May 31, 2016, in addition to Carol L. Colman, Daniel P. Cronin, Paolo M. Cucchi and Jane Trust, the other Directors of the Fund were as follows:

Robert D. Agdern
Leslie H. Gelb
William R. Hutchinson
Eileen A. Kamerick
Riordan Roett